Direct Dial: 972-695-1091
Direct Fax: 972-695-1022
E-Mail Address: kcichocki@homeinteriors.com

May 20, 2005

Mr. George F. Ohsiek, Jr., Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Home Interiors & Gifts, Inc.
Form 10-K for the fiscal year ended December 31, 2004
Filed March 23, 2005
File No. 333-62021

Mr. Ohsiek:

      We have reviewed your additional correspondence dated May 3, 2005 regarding our responses to your initial correspondence dated April 18, 2005 and offer you the following responses to your inquires. For your convenience, we have numbered our responses to correspond with the order of your inquiries, and have restated the text of each of your questions in italics within the body of our response:

1.	We do not believe that SAB Topic 3-C Question 1 is applicable to the $15.3 million premium paid in excess of liquidation value of the Company’s 12.5% Senior Convertible Preferred Stock reported within stockholders’ equity. Please advise. Also, we understand that you do not present an earnings per share figure, however, we believe the guidance in EITF Topics D-42 and D-53 applies with regard to the classification of the redemption premium. Please advise.

On June 4, 1998, the Company completed a recapitalization, which included a contribution of $182.6 million by certain affiliates of Hicks, Muse, Tate & Furst Incorporated (“Hicks Muse”), in exchange for approximately 66% of the outstanding capital stock of the Company at the time. Approximately $181 million of such contribution was accounted for on the Company’s balance sheet as additional paid in capital. This amount represented virtually all of the Company’s additional paid in capital.

In July 2001, the Company issued all of its 12.5% Senior Convertible Preferred Stock to HI Cayman, L.P. and HI Senior Debt Partners, L.P. (collectively, the “HI LPs”). The HI LPs are affiliates of Hicks Muse, but are not the same affiliates that made the 1998 contribution. The HI LPs purchased the preferred stock for $96,058,980, in the aggregate.

Mr. George F. Ohsiek, Jr.
May 20, 2005

In March 2004, the Company entered into a new senior credit facility, pursuant to which the Company, among other things, repurchased all of the outstanding preferred stock of the Company held by the HI LPs, for an aggregate purchase price of $139.0 million. Pursuant to the terms of the preferred stock, the preferred stock was retired upon repurchase by the Company.

While the Company has considered the applicability of paragraph 12 of APB 6, we believe APB 6 is more applicable to common stock. We believe EITF Topic No. D-42 better addresses the Company’s accounting treatment. Pursuant to D-42, the excess of fair value of the consideration transferred to the holders of the preferred stock over the carrying amount of the preferred stock in the registrant’s balance sheet represents a return to the preferred stockholder and, therefore, should be treated in a manner similar to the treatments of dividends paid to the holders of the preferred stock. Dividends on preferred stock are deducted from net earnings available to common shareholders. If the registrant has a net deficit, dividends are then deducted from additional paid in capital. Therefore, as a result of the Company’s accumulated deficit of ($471.4 million) and because virtually all of the Company’s additional paid in capital was contributed by affiliates of Hicks Muse, the Company believes that the $15.3 million paid (also to affiliates of Hicks Muse) in excess of liquidation value was appropriately deducted from additional paid in capital.

2.	It also does not appear that SAB Topic 3-C Question 1 is applicable to the $29.5 million preferred stock dividends paid. If preferred stock dividends were legally declared out of additional paid in capital, please clarify for us, or tell us why your accounting is appropriate. Please advise.

The Company reviewed EITF Topic No. D-42 for guidance on the treatment of preferred stock dividends. We believe that, inasmuch as we had an accumulated deficit of ($471.4 million), and the recipient of the preferred stock dividends contributed all the paid-in capital, charging the dividends against additional paid-in capital was appropriate.

      If you have any further questions, please do not hesitate to contact me at the above referenced number.

Sincerely,
/s/Kenneth J. Cichocki

Kenneth J. Cichocki
Senior Vice President of Finance and CFO